DILWORTH PAXSON LLP

LAW OFFICES

DIRECT DIAL NUMBER:
(202) 466-9151

Kathleen L. Cerveny
KCERVENY@DILWORTHLAW.COM

April 27, 2005

VIA OVERNIGHT DELIVERY

Mr. Thomas Kluck
Securities and Exchange Commission
Mail Stop 0511
450 Fifth Street, N.W.
Washington, DC 20549

     Re: Community Bankers Acquisition Corp.

Dear Mr. Kluck:

     Enclosed pursuant to your request are three courtesy copies of the Registration Statement on Form S-1 for your use in reviewing the filing. We look forward to working with you and receiving your initial comments.

Very truly yours,



Kathleen L. Cerveny

KLC:sw
Enclosures

Cc: Phillip J. Kushner, Esq.
       Gary A. Simanson